UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)

Zell Capital

(Name of Subject Company (Issuer))

Zell Capital

(Names of filing Person (Offeror and Issuer))

Shares of Beneficial Interest, No Par Value

(Title of Class of Securities)

98932L 100

(CUSIP Number of Class of Securities)

William L. Zell

Chief Executive Officer

Zell Capital

175 S. Third, Suite 200

Columbus, Ohio 43215

Phone: (888) 484-1944

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Steven B. Boehm

Payam Siadatpour

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ZELL CAPITAL

SUPPLEMENT DATED SEPTEMBER 19, 2022

TO THE PROSPECTUS DATED MAY 11, 2021

This document supplements, and should be read in conjunction with, the Fund’s prospectus dated May 11, 2021, relating to the Fund’s offering of $50,000,000 common shares of beneficial interest. Terms used and not otherwise defined in this supplement have the same meanings as set forth in the Fund’s prospectus. The purpose of this supplement is to announce the suspension of the Fund’s offering, and certain other events related to the Fund.

Effective July 5, 2022, the Fund suspended the offering of its common shares of beneficial interest in order to explore the future operations of the Fund. The Fund has no intention of reopening its offering.

The Fund commenced operations on June 8, 2021 with a goal of offering retail investors access to venture stage companies (i.e., companies that are in an early stage of development). After over a year of operations, management of the Fund determined that the Fund had not reached the desired level of assets, and the operation of the Fund as a registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) was no longer sustainable given the size of the Fund and the regulatory requirements and expenses associated with complying with the 1940 Act. As such, management recommended that the Board of Trustees (the “Board”) consider deregistration of the Fund under the 1940 Act (the “Deregistration”) and the conversion of the Fund to a limited liability company (the “Conversion”), after which the Fund would continue operations as a private investment fund excluded from regulation under the 1940 Act pursuant to 3(c)(1). As a private fund, the Fund will continue to pursue its investment strategy of investing in venture stage companies.

At a meeting held on August 18, 2022, the Board considered management’s proposal and determined that Deregistration and Conversion of the Fund was in the best interests of the Fund and its shareholders. At that meeting, the Board approved the Deregistration, subject to approval of the holders of a majority of the outstanding shares of the Fund, and approved the Conversion.

On September 16, 2022, holders of a majority of the Fund’s outstanding voting securities approved the Deregistration and approved a limited liability company operating agreement (the “Operating Agreement”) to take effect after the Deregistration and Conversion. An information statement will be sent to all shareholders of record on August 18, 2022 and will contain information about the Deregistration and Conversion. Shareholders should read the Information Statement carefully. When available, shareholders may obtain the Information Statement free of charge on the Securities and Exchange Commission’s website, at www.sec.gov, at the Fund’s website, zellcapital.com, or by calling (888) 484-1944.

In connection with the Deregistration and Conversion, and in acknowledgement of the change to the Fund’s business, the Board, at the meeting held on August 18, 2022, considered offering liquidity to the Fund’s shareholders and approved the initiation of a tender offer. Concurrently with the receipt of the Information Statement, shareholders will be given the option to tender their shares for redemption from the Fund. Shareholders should read the tender offer statement when it is available because it contains important information. When available, shareholders may obtain tender offer materials free of charge on the Securities and Exchange Commission’s website, at www.sec.gov, at the Fund’s website, zellcapital.com, or by calling (888) 484-1944.